Business Plan for 2006

1. Basis of the forecast: Estimation based on 2006 business plans of hanarotelecom incorporated

2. 2006 business plans

• Revenues: Increase by 20~22% from KRW 1,444.4 billion of hanarotelecom’s 2005 revenues

• EBITDA margin: 32~34%

• CAPEX: KRW 330 billion

• Amortization and Depreciation: KRW 510 billion in 2006, KRW 480 billion in 2007,

KRW 410 in 2008

3. The reason for filing the fair disclosure: hanarotelecom incorporated distributed the press release, which contained the above-mentioned 2006 business plans, to investors and media outlets in and out of Korea in the afternoon on February 22, 2006.

4. The above-mentioned figures are based on the Company’s current expectations, assumptions, estimates and projections. The forward-looking statements are subject to various risks and uncertainties.